Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

October 28, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	MGM Growth Properties LLC

Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of our client, MGM Growth Properties LLC, a Delaware limited liability company (the “Company”), we are confidentially submitting a draft registration statement on Form S-11 (the “Draft Registration Statement”) to the Staff of the Securities and Exchange Commission for confidential, non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Draft Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A shares representing limited liability company interests.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because the total gross revenues of its predecessor during the fiscal year ended December 31, 2014, its most recently completed fiscal year, were less than $1 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the registration statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions or comments concerning this submission, please do not hesitate to call the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller

Rod Miller

Copies to:

John M. McManus, Executive Vice President, General Counsel and Secretary, MGM Resorts International

Michael J. Aiello, Partner, Weil, Gotshal & Manges LLP

Mark Schwed, Partner, Weil, Gotshal & Manges LLP

Kirk A. Davenport II, Partner, Latham & Watkins LLP

Julian T.H. Kleindorfer, Partner, Latham & Watkins LLP